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                                                                    July 6, 1999

Dear Shareholder:

    On June 25, 1999, CEG Acquisition Corp., a wholly owned subsidiary of NiSource Inc., an Indiana corporation, commenced an unsolicited tender offer for all of the outstanding shares of common stock of Columbia Energy Group for $68 per share in cash. Your Board of Directors has determined that the NiSource tender offer is inadequate and not in the best interests of Columbia or its shareholders. ACCORDINGLY, WE STRONGLY RECOMMEND THAT YOU REJECT NISOURCE'S TAKEOVER ATTEMPT AND NOT TENDER YOUR SHARES TO NISOURCE.

    In making its determination about the NiSource offer, your Board considered many factors, among them:

    - The Company's UNIQUE AND STRATEGICALLY LOCATED NETWORK OF ASSETS AND BUSINESSES that cannot be replicated and its ongoing efforts to enhance the use of these assets for non-traditional business opportunities, such as the recently announced plans to build a fiber network to carry telecommunications along a corridor of existing transmission right-of-way.

    - The fact that Columbia is expanding its non-regulated businesses, such as exploration and production, propane, LNG and power generation.

    - The Company's demonstrated ability over the past three years TO REDUCE OPERATION AND MAINTENANCE EXPENSES SIGNIFICANTLY in transmission and distribution and increase retained revenues from distribution assets.

    - The fact that from January 1, 1995, through June 4, 1999, the business day prior to the public disclosure of the NiSource offer, THE TOTAL RATE OF RETURN TO COLUMBIA'S SHAREHOLDERS WAS APPROXIMATELY 258 PERCENT, OR 33.5 PERCENT ON AN ANNUALIZED BASIS. These returns substantially exceeded the returns for the Standard & Poor's 500 and the S&P Natural Gas Indices.

    - The fact that the Company's results for the fourth quarter of 1998 and first quarter of 1999 were adversely affected by much warmer than normal weather in its distribution segment and by significant investment and costs in its marketing segment, and its belief that its STOCK PRICE DOES NOT FULLY REFLECT THE COMPANY'S TRUE VALUE OR ITS ATTRACTIVE GROWTH OPPORTUNITIES.
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    - The opinions to the Board of our co-financial advisors, Morgan Stanley
      Dean Witter and Salomon Smith Barney Inc., that the tender offer's proposed consideration of $68 per share is, as of the date of such opinions, INADEQUATE from a financial point of view.

    - The substantial risk that regulators will not approve NiSource's proposal, in light of NiSource's need to borrow $5.7 billion, which would result in A HIGHLY LEVERAGED DEBT-TO-CAPITAL RATIO of 84 percent upon consummation.

    - The significant and subjective conditions NiSource has imposed on its offer and the numerous state and federal regulatory approvals that need to be obtained before the tender offer could be consummated, MAKING IT HIGHLY UNLIKELY THAT SHAREHOLDERS WOULD RECEIVE ANY PAYMENT FROM NISOURCE FOR THEIR SHARES IN LESS THAN 18 MONTHS, IF AT ALL.

    - The disruptive effect consummation of the offer could have on the Company's employees, suppliers and customers and the communities where the Company operates.

    We encourage you to read carefully Columbia's attached Schedule 14D-9, including the discussion of the reasons for your Board's recommendation, and the written opinions of Morgan Stanley Dean Witter and Salomon Smith Barney Inc., which are attached as well.

    WE AGAIN URGE YOU TO REJECT NISOURCE'S UNSOLICITED AND INADEQUATE OFFER. If you have any questions or need any assistance, please contact MacKenzie Partners, Inc. at (800) 322-2885 (toll-free) or at (212) 929-5500 (collect).

    Your Board of Directors and management will continue to act in the best interests of the Company and all its shareholders.

                                           On Behalf of the Board of Directors

                                           Sincerely,

                                           /s/ Oliver G. Richard III

                                           Oliver G. Richard III
                                             Chairman, President
                                             and Chief Executive Officer